EXHIBIT 99.1

Clementia Initiates Phase 1 Clinical Trial of Palovarotene Eye Drop Formulation in Healthy Volunteers

Data from Study Expected in Q1 2019

MONTREAL, Oct. 02, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced the initiation of a Phase 1 clinical trial evaluating an eye drop formulation of palovarotene in healthy volunteers. Palovarotene, an RARγ agonist, is Clementia’s lead product candidate and is also being developed as an oral therapy for the treatment of patients with ultra-rare bone disorders, including fibrodysplasia ossificans progressiva (FOP) and multiple osteochondromas (MO).

“We are very excited to initiate our third clinical development program, an eye drop formulation of palovarotene, beginning with this Phase 1 study in healthy volunteers,” said Clarissa Desjardins, Ph.D., president and chief executive officer of Clementia. “Palovarotene has been shown to exert multiple effects in various tissues, including anti-fibrotic effects in ocular tissues. Our preclinical work has indicated that an eye drop formulation of palovarotene may potently increase tear production and decrease corneal damage, and we look forward to advancing this program in human studies.”

This study will evaluate the safety, tolerability, and pharmacokinetic (PK) profile of single and multiple ascending doses of palovarotene ophthalmic solution in healthy volunteers. Data from this trial are expected in the first quarter of 2019. Clementia will utilize the data obtained in this study to inform the design of a proof of concept efficacy trial evaluating palovarotene in dry eye disease, which is expected to begin in 2019.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). In addition, Clementia has commenced a Phase 1 trial for an ocular formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the company’s ability to generate revenue and become profitable; the risks related to its heavy reliance on palovarotene, its only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; its dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information its file with the SEC or on SEDAR. Clementia cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in its securities. Investors are encouraged to read the company’s filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and the company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
+1-910-620-3302
Alicia@thrustsc.com